Koppers Holdings Inc.

436 Seventh Avenue

Pittsburgh, PA 15219

May 26, 2009

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention:    Cecilia Blye, Chief, Office of Global Security Risk

Re:	Koppers Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 20, 2009
File No. 1-12716

Dear Ms. Blye:

We received your letter dated March 30, 2009 regarding the Securities and Exchange Commission’s (the “SEC” or the “Commission”) review of the Koppers Inc. Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) filed February 20, 2009.

Koppers Holdings Inc. and its subsidiaries take U.S. economic sanctions and export controls very seriously. Our Code of Conduct requires all employees, officers, directors and other personnel of Koppers Holdings Inc. and its subsidiaries including Koppers Inc. to comply with applicable trade sanctions rules.

In connection with responding to the SEC’s comments, we acknowledge that:

a)	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

SEC Comment:

1.	We note from disclosures on pages 10 and 24 that you conduct operations in the Middle East. Sudan, Iran and Syria, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us in which countries in the Middle East you conduct operations.

United States Securities and Exchange Commission

May 26, 2009

Company Response:

Koppers does not conduct any operations in any Middle East country. The disclosures regarding the Middle East on pages 10 and 24 of our annual report on Form 10-K for the year ended December 31, 2008 refer to income Koppers generates from sales to customers’ operations in the Middle East. Koppers will clarify this disclosure in future filings.

SEC Comment:

2.	In this respect, we note August and September 2004 news articles stating that Outokumpu Technology, a company that Koppers Denmark supplies liquid pitch to, supplies technology to an Iranian zinc plant run by Iran Zinc Production Co. and also signed a contract with Iranian company Gol-E-Gohar Iron Ore Company for the delivery of a new pelletizing plan in Iran. We also note May 2006 and October 2007 news articles stating that Dubai Aluminum Company Limited, a joint venture partner of your business partner Emirates Aluminum and a party to a contract with Outokumpu which contract utilizes liquid pitch from Koppers Denmark, exports aluminum products to Syria and deploys its Pot Control System at Iran’s Al-Mahdi aluminum smelter. Please tell us whether any of your business partners use or sell products or technologies that you supply in Iran, Syria or Sudan.

Company Response:

Koppers Denmark has never supplied liquid pitch to Outokumpu Technology. Koppers sold liquid pitch handling equipment and provides engineering, maintenance and repair services to Dubai Aluminium Company, Ltd. (“Dubal”) at its aluminum smelter in the United Arab Emirates through a partnership with KHD Aluminium Technology GmbH, an Outokumpu Technology company. In performing maintenance and repair services at Dubal’s aluminum smelter in the United Arab Emirates, Koppers personnel confirmed that the equipment sold to Dubal remains in the United Arab Emirates.

None of Koppers’ equipment, nor any of the services that the company provides to Dubal relate to Dubal’s Pot Control System. Koppers personnel do not possess technology or expertise relating to a pot control system.

Koppers Asia LLC and Koppers Carbon Materials & Chemicals Pty. Ltd., two wholly-owned subsidiaries of Koppers Inc. have sold carbon pitch to Dubal for use at its aluminum smelter in the United Arab Emirates, and Koppers Asia LLC recently entered into a contract with Emirates Aluminium Company Limited (“Emal”) for future sales of carbon pitch for use at Emal’s aluminum smelter in the United Arab Emirates. We do not know where Emal and Dubal sell aluminum, but carbon pitch is used and, in fact, consumed during the aluminum manufacturing process and it is neither incorporated into nor a component of aluminum. To the best of Koppers’ knowledge, Koppers’ carbon pitch is used and consumed at Emal’s and Dubal’s respective smelters in the United Arab Emirates during the aluminum-making process.

United States Securities and Exchange Commission

May 26, 2009

SEC Comment:

3.	We note disclosure on page 69 that the India Ministry of Commerce and Industry issued a questionnaire about your sales of carbon black into the Indian market. The disclosure also states that the Association of Carbon Black Manufacturers contend that manufacturers in several countries including Iran, have been dumping carbon black into the Indian market and they are seeking the imposition of dumping duties on a retroactive basis. Please clarify for us whether and how the dumping by manufacturers in the listed countries including Iran relates to your operations.

Company Response:

We have supplied carbon black to India from our indirect, wholly-owned Australian subsidiary, Continental Carbon Australia Pty. Ltd. Sales from this subsidiary are currently subject to the anti-dumping allegations discussed in the disclosure on page 69. The anti-dumping allegations made by the India Ministry of Commerce and Industry state that sales of carbon black were made in India by carbon black manufacturers in Iran and other countries; however the alleged dumping by manufacturers in these countries does not relate to our operations in any respect.

Should you have any additional questions, please call me at (412) 227-2001 or contact me by facsimile at (412) 227-2518.

Sincerely,

/s/ Walter W. Turner
Walter W. Turner
Chief Executive Officer